Exhibit (4)(c)

                                LOAN ENDORSEMENT


The policy contract is changed as set out below to permit loans:


   LOAN AMOUNT AND CONDITIONS. So long as you have not commenced distributions under a payment option (or any other systematic payment program), we may allow you to borrow an amount (the "new policy contract loan") if all of the following requirements are met:

     1) the sum of the new policy contract loan plus the highest balance of each other policy contract loan, if any, at any time during the one-year period ending on the date of the new policy contract loan, cannot exceed $50,000; and

     2) the sum of the new policy contract loan plus the current balance of each other policy contract loan, if any, cannot exceed the greater of (i) $10,000, or (ii) one-half of the net amount payable to you upon a full surrender of this policy contract; and

     3) the net amount payable to you upon a full surrender of this policy contract, less the sum of the new policy contract loan and the current balance of each other policy contract loan, if any, cannot be less than the minimum amount required to avoid an involuntary surrender under the other provisions of this policy contract.

   An application for a loan must be made on our form. We may delay granting the loan for up to six months after we receive your request for it. We may also limit the frequency at which loans may be made, the minimum amount of a loan, and the minimum amount of loan payments to be made to us.

   TERM; REPAYMENT. The principal and interest of each loan must be repaid to us within five years of the date such loan is made. This five year limit will not apply to any loan used to acquire a dwelling unit that is to be used as a principal residence by you. Regular substantially equal periodic payments must be made at least quarterly over the term of a loan until fully paid.

   LIEN -- DEEMED SURRENDER AND DISTRIBUTION. A policy contract loan is a first lien on this policy contract. Your interest in this policy contract will be the sole security for a loan. We may pay off the loan (by treating an amount equal to the balance of a loan as surrendered, and applying it to pay off the loan) if:

     1) this policy contract is fully surrendered; or

     2) distributions begin under a payment option (or any other systematic payment program); or

     3) you die and your spouse is not the sole person entitled to your interest in this policy contract.

If there is a default on repayment, then we may also pay off the loan (as described above), unless a distribution to you is prohibited by the other provisions of this policy contract.


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   INTEREST.  The interest rate on a policy  contract loan will not be more than
   8% per year, unless otherwise provided under any other provision of this policy contract covering employee benefit plan loans . Any unpaid interest will be added to a loan; in effect, then, it will be compounded and will be part of the loan.

This is part of your policy contract. It is not a separate contract. It changes the policy contract only as and to the extent stated. In all cases of conflict with the other terms of the policy contract, the provisions of this Endorsement shall control.

    Signed for us at our office as of the date of issue.



          /s/ Betty Kasprowicz               /s/ James M. Mortenson
          Secretary                          Executive Vice President







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